SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Microcell Telecommunications Inc.

(Name of Subject Company)

Microcell Telecommunications Inc.
(Name of Person(s) Filing Statement)

Class A Restricted Voting Shares
Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
(Titles of Classes of Securities)

59501T882, 59501T874, 59501T163, 59501T171
(CUSIP Numbers of Classes of Securities)

Jocelyn Côté, Esq.
Vice President, Legal Affairs
Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montreal, Quebec, H5A 1K3
Canada
(514) 937-2121

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

David P. Falck, Esq. Pillsbury Winthrop LLP 1540 Broadway New York, NY 10036 (212) 858-1000	Marc B. Barbeau, Esq. Stikeman Elliott LLP 1155 Rene-Levesque Blvd. West Suite 4000 Montreal, Quebec H3B 3V2 Canada (514) 397-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 4. The Solicitation or Recommendation
SIGNATURE

     This Amendment No. 2 (the “Amendment No. 2”) hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Microcell Telecommunications Inc., a Canadian corporation (the “Company” or “Microcell”) on September 30, 2004, as amended on October 20, 2004 (collectively with this Amendment No. 2, the “Schedule 14D-9”) relating to the offers by Rogers Wireless Inc., a corporation incorporated under the Canada Business Corporations Act (“Rogers” or the “Offeror”) to purchase all of the outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of the Company (collectively, the “Securities”) on the basis of $35.00 per Class A Restricted Voting Share, $35.00 per Class B Non-Voting Share, $15.79 per Warrant 2005 and $15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by the Offeror with the Securities and Exchange Commission on September 30, 2004, as subsequently amended.

     In this Schedule 14D-9/A, except where otherwise noted, all references to “dollars” or “$” are to Canadian dollars.

     Except as otherwise indicated herein, the information set for in the Schedule 14D-9 remains unchanged. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Schedule 14D-9.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements

     The section of the Directors’ Circular entitled “Background of the Offers and Response of Microcell” is hereby supplemented:

(a)	by adding the following language after the fifth full paragraph on page 9:

“Microcell and its advisors held various discussions with a number of interested third parties and provided information to certain parties that had entered into confidentiality agreements with Microcell.

In the course of these discussions, the indicative terms of possible proposals were discussed with one such third party on a preliminary basis. Although there were multiple changes in the structure such party’s proposals might have, the indicative terms thereof included at various times any one or more of the following elements: (a) an equity investment in Microcell by way of convertible preferred shares or common shares; (b) Board of Directors representation and other rights in favour of the third party; and (c) the use of the proceeds from such investment being used to pursue Microcell’s business or to make distributions to shareholders in whole or in part. Microcell evaluated and discussed such preliminary indicative terms and their variations with the Financial Advisors and its legal advisors. In approving the Rogers Offers, the Board of Directors considered the status of the discussions relating to such possible proposals, whether such proposals would be likely to offer greater value to the holders of Shares than the Rogers Offers, the absence of any firm proposal at the time the Rogers Offers were approved by the Board of Directors and the fact that none of the proposals discussed with such party included an offer made to shareholders to purchase all their shares but rather contemplated only a direct investment in Microcell.

2

At various times during its strategic review process, the Financial Advisors, acting on instructions from Microcell, continued their contacts with third parties having signed confidentiality agreements to assess any interest in submitting proposals to Microcell. Such contacts with third parties continued after management of Microcell initiated its first discussions with management of Rogers in contemplation of the Rogers Offers. Prior to execution of the Support Agreement, the Financial Advisors and Microcell continued their contacts with all interested parties to further evaluate interests in submitting alternative proposals and to advise that any such proposal should be submitted without delay, in light of the likelihood that Microcell would be reaching an agreement with an interested party. No alternative proposal was received by Microcell in response to such contacts and the discussions referred to above never materialized in a firm proposal and were not in any event comparable, alternative proposals to the Rogers Offers.”

Item 4.   The Solicitation or Recommendation

     The section of the Directors’ Circular entitled “Directors’ Recommendations” is hereby supplemented:

(a)	by adding the following language at the end of the paragraph under the caption “No opinion as to fairness of Warrant Offers” on page 12:

“The Financial Advisors have advised the Board of Directors that warrants typically have a value in excess of the underlying shares by virtue of the option value that warrants provide to their holders. A determination of the fairness of the Warrant Offers would therefore require a determination of the option value of the Warrants. One variable that influences the option value of a warrant is its expiration date. As the Warrants, by their terms, could be automatically redeemed based on external factors (such as the occurrence of a Fundamental Transaction) and thereby terminate prior to the stated expiration of the Warrants, it was not possible to determine with certainty, as of the date of the Rogers Offers, when the warrants would expire or terminate and how long the option value inherent in the Warrants would remain available to the Warrant holders. As a result of this uncertainty, the Financial Advisors advised the Board of Directors that it was not possible for the Financial Advisors to value the Warrants. Therefore, when the Board of Directors inquired whether the Financial Advisors could render an opinion as to the fairness of the Warrant Offers, the Financial Advisors advised the Board of Directors that they would be unable to do so.”

Also, the addition set forth above in Item 3 is incorporated in this Item 4 by reference.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROCELL TELECOMMUNICATIONS INC.

By:	/s/ Jocelyn Côté
Name: Jocelyn Côté Title: Vice-President, Legal Affairs and Assistant Secretary

Dated: October 29, 2004

4